Exhibit 99.3

May 17, 2017

“Bezeq” - The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended March 31, 2017

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Directors’ Report on the State of the Company’s Affairs for the period ended March 31, 2017

Interim Financial Statements as at March 31, 2017

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2016 (“Periodic Report”)
of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 578 million in respect of profits from the second half of 2016 that was approved by a general meeting of the Company’s shareholders on May 9, 2017, but has not yet been distributed, see Note 7 to the Company’s Financials for the period ended March 31, 2017.

Outstanding, distributable profits at the report date - NIS 350 million (surpluses accumulated over the last two years, after subtracting previous distributions), not including the NIS 578 million noted above.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2013 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Section 1.5.4 - Main results and operational data2

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,078	1,082	1,089	1,100	1,112
Operating profit (NIS million)	513	481	519	540	536
Depreciation and amortization (NIS million)	180	161	188	185	183
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	693	642	707	725	719
Net profit (NIS million)	319	235	343	326	328
Cash flow from current activities (NIS million)	600	482	526	517	539
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	210	205	207	227	195
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	10	15	22	54	41
Free cash flow (NIS million) (2)	400	292	341	344	385
Number of active subscriber lines at the end of the period (in thousands)(3)	2,100	2,119	2,137	2,151	2,167
Average monthly revenue per line (NIS) (ARPL)(4)	57	56	58	58	59
Number of outgoing minutes (in millions)	1,180	1,139	1,297	1,257	1,316
Number of incoming minutes (in millions)	1,281	1,252	1,383	1,314	1,348
Number of active subscriber lines at the end of the period (in thousands) (7)	1,580	1,558	1,539	1,521	1,503
Of which the number of active subscriber lines at the end of the period - retail (in thousands) (7)	414	377	347	323	290
Average monthly revenue per Internet subscriber (NIS) - retail	91	90	89	90	91
Average bundle speed per Internet subscriber - retail (Mbps)(5)	45.1	43.2	41.8	40.2	38.9
Churn rate (6)	2.8%	2.4%	2.6%	2.4%	2.9%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

[2]	On the initial application of IFRS 15 - Revenue from Contracts with Customers, from January 1, 2017, see Note 3.2 to the Company’s Financial Statements for the period ended March 31, 2017.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

B.	Pelephone

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenue from services (NIS million)	435	439	468	456	455
Revenue from sale of terminal equipment (NIS million)	193	213	181	202	216
Total revenue (NIS million)	628	652	649	658	671
Operating profit (NIS million)	5	(4)	27	8	1
Depreciation and amortization (NIS million)	94	89	92	95	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	99	85	119	103	105
Net profit (NIS million)	16	3	32	13	13
Cash flow from current activities (NIS million)	117	65	152	180	185
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	73	63	64	63	51
Free cash flow (NIS million) (1)	44	2	88	117	134
Number of subscribers at the end of the period (thousands) (2) (5)	2,430	2,402	2,348	2,260	2,692
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	60	62	68	68	57
Churn rate (4)	7.9%	6.3%	6.1%	6.2%	5.2%

(1)	Regarding the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).
(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.
(4)	The churn rate is calculated as the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period.
(5)	Regarding the write off of CDMA subscribers, see Section 3.4 in the Description of Company Operations in the 2016 Financials (“Section 3.4”). In Q2 2016, Pelephone wrote off 499,000 CDMA subscribers, as noted in Section 3.4.
(6)	The effect of writing off the CDMA subscribers, as noted in Section 3.4, led to an increase of NIS 10 in Pelephone’s ARPU in Q1 2017 and an average of NIS 12 in the second and third quarters of 2016. The effect of writing off the subscribers on ARPU for the year 2016 was NIS 9.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

C.	Bezeq International

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	384	392	384	377	395
Operating profit (NIS million)	49	47	45	47	37
Depreciation and amortization (NIS million)	33	34	35	35	33
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	82	81	80	82	70
Net profit (NIS million)	36	33	33	33	26
Cash flow from current activities (NIS million)	52	86	65	69	49
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	29	25	24	33	37
Free cash flow (NIS million) (1)	23	61	41	36	12
Churn rate (3)	5.3%	5.2%	5.5%	4.5%	5.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	424	438	434	434	439
Operating profit (NIS million)	52	68	62	77	57
Depreciation and amortization (NIS million)	70	71	75	74	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	122	139	137	151	133
Net profit (loss) (NIS million)	19	395	(142)	(114)	(71)
Cash flow from current activities (NIS million)	51	207	154	110	158
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	60	41	50	58	59
Free cash flow (NIS million) (1)	(9)	166	104	52	99
Number of subscribers (at the end of the period, in thousands) (2)	608	614	618	623	629
Average monthly revenue per subscriber (ARPU) (NIS)(3)	232	237	233	231	231
Churn rate (4)	4.3%	3.6%	4.5%	3.6%	4.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.9.5 - Officers and senior management in the Company

On the approval of an amended compensation policy for the Company – on April 5, 2017, a special general meeting of the Company’s shareholders approved the amendments to the compensation policy according to the text attached as an addendum to the Report on Call for a General Meeting that was included in the 2016 Financials by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

At March 31, 2017, the Company has a working capital deficit of NIS 560 million (this figure refers to the Company’s separate financial statements. In the Company’s consolidated financial statements as at March 31, 2017, there is a working capital deficit in the amount of NIS 14 million).

Section 2.13 - Financing

In accordance with decisions of the Board of Directors on May 4, 2017 and May 17, 2017, the Company is reviewing the possibility of issuing debentures to the public by way of an expansion of one or more series of the Company’s marketable debentures, based on a shelf prospectus of the Company from May 2014. This includes reviewing a public offering of Series 9 debentures of the Company by way of an expansion of the series as well the possibility of allowing the holders of Series B debentures of DBS, which are traded on the TASE’s TACT (Tel Aviv Continuous Trading) System (DBS debentures) to purchase debentures from Series 6 and/or 10 which are traded on the Tel Aviv Stock Exchange Ltd, in exchange for the DBS debentures that they own. On this matter, see also the Company’s immediate report published on the date of publication of these reports concerning a review of the issuance of marketable debentures.

Section 2.13.6 - Credit rating

On April 24, 2017, Standard & Poor’s Maalot Ltd. affirmed a rating of ilAA/Stable for the Company and its debentures (Series 6-10) and for Pelephone and DBS, as detailed in the full rating report published in an Immediate Report issued by the Company on April 24, 2017, which is included here by way of reference.

On this matter, see also Section 3 of the Directors Report.

Section 2.14 - Taxation

For information about taxation, see Note 5 to the Company’s Financial Statements for the period ended March 31, 2017.

Section 2.18 – Legal proceedings

Pending proceedings - subsection (E) - on a claim and motion for its certification as a class action relating to a campaign by the Company to upgrade the internet surfing speed - on April 3, 2017, a ruling was handed down on this action certifying the plaintiff’s application to abandon the motion to certify the claim as a class action and dismissing the plaintiff’s personal claim, and this after, in its response, the Company drew attention to advertisements in which it had specified the exclusions to the campaign.

Pending proceedings - subsection (H) - on two motions for the certification of class actions claiming that the Company charges a monthly payment, unlawfully and without consent, for support and/or liability services as part of using its internet infrastructure, and a court ruling from March 26, 2017 to strike out the later motion in view of the similarity between the two motions - on May 14, 2017, the Company received notice of an appeal (that was filed in the Supreme Court on May 4, 2017) by the applicant in the later motion asking to strike out the earlier motion and continue the hearing in the later motion.

Legal proceedings that ended in the Reporting Period or by the date of publication of the report - subsection (B) - regarding a Supreme Court ruling which dismissed two appeals on a ruling of the Tel Aviv District Court (Economic Department) which dismissed two (consolidated) motions to certify derivative actions concerning the distribution of dividends and loans of the Company - on April 6, 2017, the Company received a copy of a petition to hold another hearing on the case that was filed by one of the appellants.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

On April 19, 2017, the Company received (by email and not by means of due service of process) class action certification motion which was filed with the Tel Aviv District Court against the Company and against its subsidiary, Walla! Communications Ltd., Yad2 and an advertising company owned by Walla (hereinafter collectively, the “Respondents”). The motion pertains to the Company’s B144 service, which enables businesses to advertise on the Internet (the “Service”). According to the petitioner, the Respondents charged subscribers to the Service unlawful charges. The petitioner estimates the class action amount at NIS 1.11 billion (based on an estimate of 300,000 customers and compensation of NIS 3,700 per customer). Notably, on May 7, 2017, the Company received another claim together with a class action certification motion (which was filed in the Tel Aviv District Court) the subject of which is similar to this claim and alleging that unlawful amounts had been charged for the Company’s B144 service. According to the information in the motion, the amount of the class action cannot be estimated.

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1 - General information about the area of operations

Section 3.1.5.1 - on April 20, 2017, permission was received from the Ministry of Communications to operate the LTE Advanced technology (LTEA).

Section 3.2 - Services and Products

Section 3.2.2 - in April 2017, the Finance Minister announced an economic plan that includes, inter alia, the elimination of import duties and purchase taxes. As part of this plan, the Finance Ministry decided to abolish purchase tax on imported cellular devices, which had been 15% of the value of the device.

Section 3.7 - Property, plant and equipment

Section 3.7.1.1 - in April 2017, Pelephone received approval to close down the CDMA network on July 30, 2017, or earlier with the Ministry’s approval.

Section 3.8 - Intangible assets

Section 3.8.2 - in April 2017, Pelephone received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for a limited period and it will expire at the end of 2019 or earlier, as decided by the Ministry of Communications.

Section 3.9 – Human resources

Sections 3.9.2 and 3.9.5 - on April 27, 2017, a new collective labor agreement was signed by Pelephone and the New General Federation of Workers (“the Histadrut”) and Pelephone’s workers’ committee, replacing the collective agreement that expired on December 31, 2016. The main points of this agreement are:

1.	The agreement applies retroactively from January 1, 2017 and up to December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

2.	The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

3.	The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement. The ongoing costs of the agreement are not materially different from the previous collective agreement.

4.	The open labor dispute declarations are cancelled.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Section 3.16 – Legal proceedings

Section 3.16.1(H) - on a claim and class action certification motion against Pelephone which alleges that Pelephone opted customers to the Smart Call service (a service that blocks incoming calls from various call centers, including the call centers of Pelephone’s competitors), without their consent or knowledge - on May 7, 2017, the court authorized the applicant to abandon the motion for certification of the class action against Pelephone and it dismissed his personal claim against Pelephone.

4.	Bezeq International – international communications, Internet and NEP services

There are no updates to this chapter.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. (“DBS”)

Section 5.1 - General information about the area of operations

Section 5.1.2.6 - at the date of this report, the Knesset is discussing a government bill to amend the Communications Law. Among other things, the bill addresses issues that are similar to the must-sell regulations in the area of sports content that were also discussed by the Filber Committee, including the granting of a license for broadcasting a sports channel or a significant sports operator by their producers. At the date of the report, DBS is unable to estimate whether the aforementioned bill will be implemented in legislation and in what format, and it is also unable to estimate what effect it will have on DBS’s business.

Section 5.15.1 - S&P Maalot ratings for DBS and its debentures

On the affirmation of an ilAA/Stable rating by Standard & Poor’s Maalot Ltd. for DBS (as part of the affirmation of the rating for the Company), see the update to Section 2.13.6.

Section 5.16.1 - Space segment leasing agreement:

In April 2017, the Company’s general meeting and the general meeting of Spacecom approved the engagement in the 2017 Agreement (see the Company’s Immediate Report dated April 3, 2017, ref.: 2017-01-030040) which is included in this report by way of reference.

At the beginning of April 2017, the Amos 2 satellite reached the end of its commercial life and ceased providing services to DBS. At the date of this report, DBS uses the space segments on the Amos 3 and Amos 7 satellites.

May 17, 2017
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

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